UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 26, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON JULY 26th, 2021

DATE, TIME AND PLACE: July 26th, 2021, at 10.20 a.m., by videoconference.

PRESENCE: Messrs. Walmir Kesseli, Jarbas T. Barsanti Ribeiro and Josino de Almeida Fonseca, regular members of the Company’s Fiscal Council (“CF”) attended the meeting. Mr. Jaques Horn, Secretary, also attended the meeting. It is also registered the presence of Messrs. Nicandro Durante, Chairman of the Company’s Board of Directors, and Pietro Labriola, Diretor Presidente (Chief Executive Officer) of the Company.

AGENDA: (1) Presentation on the Tax, Regulatory, Civel and Labour contingencies; (2) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2021, dated as of June 30th, 2021; and (3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2021, dated as of June 30th, 2021.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) Presentation on the Tax, Regulatory, Civel and Labour contingencies.

Initially, it is registered the presence of Messrs. Adrian Calaza, Diretor Financeiro e Diretor de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Balance Sheet and Accounting Management area.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

July 26th, 2021

Messrs. Gustavo Baptista Alves, Ronaldo Estevão, Carlos Eduardo Franco, Sylvia Figueiredo, Érika Khalili and Betina Calenda presented, respectively, the data referring to the Company's tax, regulatory, civil and labour contingencies.

After the clarifications, the CF members thanked the information provided.

(2) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2021, dated as of June 30th, 2021.

Messrs. Adrian Calaza, Diretor Financeiro e Diretor de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Balance Sheet and Accounting Management area, presented the Company's Quarterly Information Report (“ITRs”) raised on June 30th, 2021, based on the material presented, in which the points of greatest interest were highlighted.

After the clarifications, the CF members thanked the information provided.

(3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 2nd quarter of 2021, dated as of June 30th, 2021.

Initially, it is registered the presence of Messrs. Adrian Calaza, Diretor Financeiro e Diretor de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Balance Sheet and Accounting Management area.

Messrs. Fernando Magalhães and Giuseppe Grimaldi, representatives of EY, presented (i) the work of the independent audit related to the ITRs for the 2nd quarter of 2021, and (ii) the corresponding review report, noting that, in the course of the analysis, no irregularities were identified or any reservations recorded.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

July 26th, 2021

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), July 26th, 2021

JAQUES HORN

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 26, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer